AD 7/2

OD 6/26/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 14 2013
DIVISION OF TRADING & MARKETS

SECUR 13025606 ION

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VectorGlobal WMG Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman & Rossin & Co., PA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 7/2/13

CONTENTS

INDEPENDENT AUDITORS' REPORT

VectorGlobal WMG, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VectorGlobal WMG, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2013

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

VECTORGLOBAL WMG, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
CASH AND CASH EQUIVALENTS	$	1,037,113
CERTIFICATE OF DEPOSIT		11,998
RECEIVABLE FROM BROKERS (NOTE 10)		1,200,533
DUE FROM RELATED PARTIES (NOTE 6)		288,614
PROPERTY AND EQUIPMENT (NOTE 3)		679,697
OTHER ASSETS (NOTE 4)		1,191,210
	$	4,409,165
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	488,636
Accrued bonus payable		617,637
Due to related parties (Note 6)		259,552
Deferred rent (Note 7)		101,190
Total liabilities		1,467,015
LEASE COMMITMENTS AND CONTINGENCY (NOTE 7)		
STOCKHOLDER'S EQUITY (NOTE 11)		2,942,150
	$	4,409,165

See accompanying notes.

NOTE 1. ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

The Company's principal business is securities brokerage of primarily Mexican, Latin American and U.S. securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. Primarily all cash and cash equivalents were held or custodied at a U.S. financial institution. The Company may, during the ordinary course of business, maintain balances in excess of insured limits.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains and losses, commissions and clearing costs are reported on a trade date basis. Interest earned or incurred is recognized on the accrual method of accounting. Dividend income is recognized on the ex-dividend date.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life of the improvement or the term of the lease.

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2009.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consist of the following:

Leasehold improvements	$	564,773
Office equipment		116,505
Computer equipment		196,135
Furniture and fixtures		407,643
Software		57,988
		1,343,044
Less: accumulated depreciation and amortization	(	663,347)
	$	679,697

NOTE 4. OTHER ASSETS

Other assets at December 31, 2012 consist of the following:

Broker advances	$	860,000
Rent deposits		178,164
Prepaid expenses		109,190
Other		43,856
	$	1,191,210

NOTE 5. INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, Texas and New Jersey tax returns with its Parent and computes its federal and state tax provision on a separate-company basis.

The deferred tax asset at December 31, 2012 approximates $455,000 and results primarily from a net operating loss carry-forward, which has been offset by a valuation allowance of the same amount. Both the deferred tax asset and valuation allowance increased by approximately $445,000 during the year ended December 31, 2012. The net operating loss carry-forward of approximately $1,570,000 expires in the years 2030-2031.

NOTE 6. RELATED PARTY TRANSACTIONS

Ultimate Parent and Parent

At December 31, 2012 the Company owed $219,583 of referral fees to the Ultimate Parent and another $39,969 to other foreign subsidiaries of the Parent. These amounts are included in due to related parties in the accompanying statement of financial condition.

At December 31, 2012, the amount due from related parties of $288,614 relates to payments of various expenses on behalf of the Parent and its other subsidiaries. This amount is due on demand and is non-interest bearing.

Foreign Affiliates

The Company has entered into referral agreements with six separate entities wholly-owned by the Ultimate Parent operating in Venezuela, Colombia, Ecuador, Chile, Costa Rica and Singapore. The Company reimburses each of the affiliates for certain expenses in connection with client referrals.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCY

Lease Commitments

The Company has two non-cancellable operating leases for office spaces in Miami, Florida that expire in August 2014 and June 2021. The Company also has non-cancellable operating leases in Jersey City, New Jersey and Houston, Texas that expire in June 2015 and September 2017, respectively. These four leases contain provisions for rent escalations. Additionally, the Company has a non-cancellable operating lease for office space in Barranquilla, Colombia, that expires in November 2013.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCY (Continued)

Lease Commitments (continued)

Approximate future annual rent payments are as follows:

Year ended December 31,		
2013	$	471,000
2014		498,000
2015		489,000
2016		501,000
2017		498,000
Thereafter		1,669,000
Total future minimum payments required	$	4,126,000

Contingency

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 8. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches the first 50% of all eligible employee contributions. Employer contributions vest 20% after each anniversary of employment until fully vested.

NOTE 9. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $761,753, which was $661,753 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was 1.93 to 1.

NOTE 10. RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are primarily provided by JP Morgan and Pershing, whose principal offices are in New York and New Jersey, respectively. At December 31, 2012, substantially all securities owned and amounts due from brokers are held by and due from these brokers.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.

NOTE 11. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds contributed by its Ultimate Parent. The Company's liquidity position during 2013 and beyond is significantly dependent upon the availability of continued funding from its Ultimate Parent in the absence of achieving profitable operations. The Ultimate Parent and its group of affiliated entities have committed to funding the Company's operations through March 2014, at a minimum.